

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2022

Yevgeny Fundler
Chief Legal Officer
Benson Hill, Inc.
1001 North Warson Road
St. Louis, Missouri 63132

> **Re: Benson Hill, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 10, 2022**
> **File No. 333-268284**

Dear Yevgeny Fundler:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing